# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CULP INC, CIK 0000723603
CUSIP: 230215105
Title of class of securities: Common Stock, par value $0.05 per share
Address of issuer's principal executive offices: 410 W. ENGLISH ROAD 5TH FLOOR, HIGH POINT, North Carolina (NC), 27262
Date of event which requires filing of this statement: 12/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-000833
Filed by CIK 0001640809
Persons authorized to receive notices and communications: Aron R. English, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.7% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.7% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.7% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 1,859,061; shared voting power 0; sole dispositive power 1,859,061; shared dispositive power 0; aggregate amount beneficially owned 1,859,061 (14.7% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,860,511; shared voting power 0; sole dispositive power 1,860,511; shared dispositive power 0; aggregate amount beneficially owned 1,860,511 (14.7% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 799; shared voting power 0; sole dispositive power 799; shared dispositive power 0; aggregate amount beneficially owned 799 (0.006% of the class)
- Jones Alexander B (CIK 0001888602): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 9,722; shared voting power 0; sole dispositive power 9,722; shared dispositive power 0; aggregate amount beneficially owned 9,722 (0.08% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.05 per share
Name of issuer: CULP INC
Address of issuer's principal executive offices: 410 W. ENGLISH ROAD 5TH FLOOR, HIGH POINT, North Carolina (NC), 27262

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

On December 10, 2025, Alexander B. Jones ceased to serve as an employee of 22NW. Accordingly, as of such date, Mr. Jones is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person upon the filing of this Amendment No. 5 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by 22NW Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,859,061 Shares directly owned by 22NW Fund is approximately $13,533,076, excluding brokerage commissions.

The Shares directly owned by Messrs. English and Hirai-Hadley were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,450 Shares directly owned by Mr. English is approximately $10,150, excluding brokerage commissions. The aggregate purchase price of the 799 Shares directly owned by Mr. Hirai-Hadley is approximately $7,994, excluding brokerage commissions.

Of the 9,722 Shares directly owned by Mr. Jones, (i) 525 of such Shares were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $5,380, excluding brokerage commissions, and (ii) 9,197 of such Shares were acquired upon the vesting of certain restricted stock units ("RSUs") awarded to him in connection with his service as a director of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,662,784 Shares outstanding as of December 10, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 12, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 1,859,061 Shares, constituting approximately 14.7% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 1,450 Shares, constituting 0.01% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 799 Shares, constituting 0.006% of the Shares outstanding.

As of the date hereof, Mr. Jones directly beneficially owned 9,722 Shares, constituting 0.08% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.7% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.7% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, constituting approximately 14.7% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,859,061 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,860,511 Shares, constituting approximately 14.7% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 25, 2025, Mr. Jones was awarded 13,064 RSUs in connection with his service as a director of the Issuer. Each RSU vests into the right to receive one Share on the earlier of (i) the one-year anniversary of the date of grant and (ii) the next annual meeting of shareholders which is at least 50 weeks after the Issuer's immediately preceding year's annual meeting.

On December 12, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following Exhibit:

99.1 - Joint Filing Agreement, dated December 12, 2025.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (12/12/2025)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (12/12/2025)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (12/12/2025)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (12/12/2025)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (12/12/2025)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (12/12/2025)
- Jones Alexander B: /s/ Alexander B. Jones, ALEXANDER B. JONES (12/12/2025)